EXHIBIT (c)
TORTOISE ST. LOUIS TEAM

General
An adviser exercising proxy voting for clients must:
a)
Written Policies and Procedures. Adopt written policies and procedures that (1) are reasonably designed to ensure that the adviser votes proxies in the best interest of its clients, and (2) address how the adviser resolves any material conflicts of interest that may arise when voting client proxies;

b)
Information Disclosures. Disclose to clients how they can obtain information about how the adviser voted their securities, and how clients can obtain a copy of the adviser’s proxy voting policies and procedures; and

c)	Policies and Procedures Description. Describe in its Form ADV Part 2 or in a separate disclosure document the adviser’s proxy voting policies and procedures.

Policy
The Tortoise Capital Advisors, L.L.C. St. Louis Team (the “Tortoise St. Louis team”) seeks to vote or otherwise process, such as by a decision to abstain from voting or to take no action on, proxies over which it has voting authority in the best interests of Tortoise St. Louis team’s clients.

Procedures

Voting decisions. The Tortoise St. Louis team shall evaluate each proxy of a Master Limited Partnership (“MLP”) on a case by case basis due to their unique nature.  Any proxies received for equity or debt securities other than MLP’s will be voted with management because the Tortoise St. Louis team believes that recommendations by management teams or their board of directors generally are in shareholders’ best interests, and therefore in the best economic interest of the Tortoise St. Louis team’s clients.   There are times when the Tortoise St. Louis team believes management’s position on a particular proxy issue is not in the best interests of our clients but it does not warrant a sale of the clients’ shares. In these circumstances, the Tortoise St. Louis team will vote contrary to management’s recommendations.

Decision to abstain.  The Tortoise St. Louis team may process certain proxies without voting them, such as by making a decision to abstain from voting or take no action on such proxies (or on certain proposals within such proxies). Examples include, without limitation, proxies issued by companies that the Tortoise St. Louis team has decided to sell, proxies issued for securities that the Tortoise St. Louis team did not select for a client portfolio (such as, without limitation, securities that were selected by the client or by a previous adviser, unsupervised securities held in a client’s account, money market securities, or other securities selected by clients or their representatives other than the Tortoise St. Louis team), or proxies issued by foreign companies that impose burdensome or unreasonable voting, power of attorney, or holding requirements.

The Tortoise St. Louis team also may abstain from voting, or take no action on, proxies in other circumstances, such as when voting may not be in the best interests of clients, as an alternative to voting with (or against) management, or when voting may be unduly burdensome or expensive.

Conflicts of interest.  In certain circumstances, such as when the proponent of a proxy proposal is also a client of the Tortoise St. Louis team, an appearance might arise of a potential conflict between the Tortoise St. Louis team’s interests and the interests of affected clients in how the proxies of that issuer are voted. When the Tortoise St. Louis team itself knowingly does business with a particular proxy issuer and a material conflict of interest between the Tortoise St. Louis team’s interests and clients’ interests may appear to exist, the Tortoise St. Louis team generally would, to avoid any appearance concerns, follow an alternative procedure rather than vote proxies as recommended by management. Such an alternative procedure generally would involve causing the proxies to be voted in accordance with the recommendations of an independent service provider that the Tortoise St. Louis team may use to assist in voting proxies.

The Tortoise St. Louis team generally will not notify clients if it uses this procedure to resolve an apparent material conflict of interest. The Tortoise St. Louis team will document the identification of any material conflict of interest and its procedure for resolving the particular conflict.

In unusual cases, the Tortoise St. Louis team may use other alternative procedures to address circumstances when a material conflict of interest may appear to exist, such as, without limitation:

(i) Notifying affected clients of the conflict of interest (if practical), and seeking a waiver of the conflict to permit the Tortoise St. Louis team to vote the proxies under its usual policy;
(ii) Abstaining from voting the proxies; or
(iii) Forwarding the proxies to clients so that clients may vote the proxies themselves. The Tortoise St. Louis team generally will notify clients if it uses one of these alternative procedures to resolve a material conflict of interest.

Voting by client instead of the Tortoise St. Louis team.  A Tortoise St. Louis team client may vote its own proxies instead of directing the Tortoise St. Louis team to do so. The Tortoise St. Louis team recommends this approach if a client believes that proxies should be voted based on political or social interests. The Tortoise St. Louis team generally will not accept proxy voting authority from a client (and will encourage the client to vote its own proxies) if the client seeks to impose client-specific voting guidelines that may be inconsistent with the Tortoise St. Louis team’s procedures or with the client’s best economic interest in the Tortoise St. Louis team’s view.

The Tortoise St. Louis team generally will abstain from voting on (or otherwise participating in) the commencement of legal proceedings such as shareholder class actions or bankruptcy proceedings.

Recordkeeping. The Tortoise St. Louis team or a service provider maintains, in accordance with Rule 204-2 of the Investment Advisers Act:

(i) Copies of all proxy voting policies and procedures;
(ii) Copies of proxy statements received (unless maintained elsewhere as described below);
(iii) Records of proxy votes cast on behalf of clients;
(iv) Documents prepared by the Tortoise St. Louis team that are material to a decision on how to vote or memorializing the basis for a decision;
(v) Written client requests for proxy voting information and
(vi) Written responses by the Tortoise St. Louis team to written or oral client requests.

The Tortoise St. Louis team will obtain an undertaking from any service provider that the service provider will provide copies of proxy voting records and other documents promptly upon request if the Tortoise St. Louis team relies on the service provider to maintain related records.

The Tortoise St. Louis team or its service provider may rely on the SEC’s EDGAR system to keep records of certain proxy statements if the proxy statements are maintained by issuers on that system (as is generally true in the case of larger U.S.-based issuers).

Adopted effective September 23, 2019